PROSPECTUS SUPPLEMENT NO. 4 (To prospectus dated November 15, 2000)	Filed pursuant to Rule 424(b)(3) Registration No. 333-50016
Penn Treaty American Corporation 3440 Lehigh Street Allentown, PA 18103 (610) 965-2222

Rights to Purchase 6 1/4% Convertible Subordinated Notes due 2008
$45,000,000 6 1/4% Convertible Subordinated Notes due 2008

        This prospectus supplement supplements information contained in our prospectus dated November 15, 2000 (the "Prospectus") as supplemented by a prospectus supplement dated December 24, 2002 ("Prospectus Supplement No. 1"), a prospectus supplement dated January 14, 2003 ("Prospectus Supplement No. 2") and a prospectus supplement dated February 6, 2003 ("Prospectus Supplement No. 3") relating to our distribution of transferable rights to purchase an aggregate principal amount of $45 million of 6 1/4% convertible subordinated notes due 2008 (the "Notes") to holders of (a) our common stock, (b) our 6 1/4% convertible subordinated notes due 2003, and (c) our 6 1/4% convertible subordinated notes due 2008 (the "Existing 2008 Notes") as of November 25, 2002, the record date. This prospectus supplement should be read in conjunction with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2 and Prospectus Supplement No. 3.

Amended Terms of the Notes

        A prospective investor of $5 million of Notes has requested that we amend a certain provision of the indenture under which the Notes will be issued. In Prospectus Supplement No. 3, we indicated that we intended to amend the indenture pursuant to which the Notes will be issued and the indenture under which the Existing 2008 Notes were issued to permit holders electing to convert all or a portion of their Notes or Existing 2008 Notes prior to October 15, 2005 to receive the interest that would have been otherwise earned on such Notes between the date of such conversion and October 15, 2005 discounted at a rate of 6.25% per annum. The indentures would further provide that in the event of such early conversion, we may, in our sole discretion, elect to make such interest payments in cash or in shares of Penn Treaty common stock based on the average closing prices of the common stock on the five trading days immediately preceding the conversion date. We have agreed to amend the terms of this provision for both the Notes and the Existing 2008 Notes to provide that if we elect to pay such interest payments in the form of common stock, such payment will be calculated based on 90% of the average closing prices of the common stock on the five trading days immediately preceding the conversion date. This amendment will result in a premium to holders converting prior to October 15, 2005 if we elect to make the interest payment in the form of common stock.

The date of this Prospectus Supplement No. 4 is February 6, 2003